VF 5-8-03

03015874

ED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

**AM 5/2/2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52476

PROCESSING SECTION APR 30 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IPO. COM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 WALL ST., 11th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID ROBERTS 610-466-2116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 09 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POVOL & FELDMAN, CPA, PC
(Name – *if individual, state last, first, middle name*)

5 DAKOTA DRIVE, LAKE SUCCESS, NY 11042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID ROBERTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IPO.COM SECURITIES, INC., as of MARCH 28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

3/27/3

Notary Public

NOTARIAL SEAL
MEGAN J. SMYTH, Notary Public
West Whiteland Township, Chester County
My Commission Expires June 12, 2003

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO Group, Inc.)
TABLE OF CONTENTS

DECEMBER 31, 2002

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
5 DAKOTA DRIVE, SUITE 207
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
IPO.COM Securities, Inc.
(a wholly owned subsidiary of IPO Group, Inc.)

We have audited the accompanying statements of financial condition of IPO.COM Securities, Inc. (a wholly owned subsidiary of IPO Group, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IPO.COM Securities, Inc. (a wholly owned subsidiary of IPO Group, Inc.) at December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The Company's financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has incurred substantial operating losses to date and has relied, in part, on the financial support of its parent company, and must continue to do so. These conditions raise substantial doubt about its ability to continue as a going concern. Management plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Povol and Feldman, CPA PC

Lake Success, New York
April 25, 2003

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets:	
Cash and cash equivalents	$ 77,422
Total Current Assets	77,422
Other Assets:	
Deposits with clearing organizations	7,870
Organization expenses, net	87,470
Total Other Assets	95,340
Total Assets	$ 172,762

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable	$ 6,248
Accrued expenses payable	179
Total Current Liabilities	6,427
Stockholders' Equity:	
Common stock, no par value, 100 shares authorized, 100 shares issued and outstanding	1,000
Paid in capital	527,604
Retained deficit	(362,269)
	166,335
Total Liabilities and Stockholders' Equity	$ 172,762

See the accompanying notes and auditor's report.

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO Group, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Trading income and commissions	**$ 2,917,264**
Cost of Operations:	
Operating expenses	**3,045,733**
Loss from operations	**(128,469)**
Other Income:	
Interest	**9,735**
Net loss	**$ (118,734)**

See the accompanying notes and auditor's report.

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO Group, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance – January 1, 2002	100	$ 1,000	$ 527,604	$ (243,535)	$ 285,069
Net loss	-	-	-	(118,734)	(118,734)
Balance – December 31, 2002	100	$ 1,000	$ 527,604	$ (362,269)	$ 166,335

See the accompanying notes and auditor's report.

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO Group, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Increase (Decrease) In Cash and Cash Equivalents
Cash Flows From Operating Activities:	
Net loss	$ (118,734)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization	7,140
Due from clearing broker	172,111
Prepaid expenses	28,269
Deposits	225,000
Accounts payable	(487,594)
Accrued expenses payable	(1,281,092)
Net Cash Provided by (Used In) Operating Activities	(1,454,900)
Net Decrease in Cash and cash equivalents	(1,454,900)
Cash and cash equivalents – Beginning of Year	1,532,322
Cash and cash equivalents – End of Year	$ 77,422
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 0
Interest	$ 281

See the accompanying notes and auditor's report.

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO Group, Inc.)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business
IPO.Com Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was incorporated in the State of Delaware on February 15, 2000 (inception) and is engaged in the trading and investing in defaulted high yield securities of distressed companies. The Company also trades newly issued equity securities of companies emerging from financial reorganizations. The existing client base consists of large institutional funds that manage between $100 million and several billion dollars. The Company began broker-dealer operations in March 2001. Accumulated losses result from expenses incurred prior to commencing full operations.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents, and amounted to approximately $67,000 at December 31, 2002.

Revenue Recognition
Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at fair value. The resulting differences between cost and fair market value are included in operations.

Amortization
Amortization is provided for using the straight-line method over the estimated useful lives of the amortizable assets or the length of the lease, whichever is shorter. Improvements are capitalized, whereas maintenance and repairs are charged to operations, as incurred.

Organization expenses
Organization expenses represent legal fees associated with the procurement of funding, which was completed in October 2000, and are amortized using the straight-line method over five years.

Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and clearing deposits. The Company maintains its cash in two financial institutions. At December 31, 2002, there were no balances in excess of federally insured amounts. The Company's clearing deposits were maintained by several clearing organizations and is currently using the Bank of New York. The Company manages this risk by monitoring the performance of the clearing organization.

NOTE 2 - DUE FROM CLEARING BROKER:

Due from clearing broker represents monies due for commissions earned in which the Company acted as the broker plus interest earned on deposits and the firm trading account, less clearance fees the Company incurred for executed trades and interest charges on suspended transactions.

The balance is paid by the 15th of the following month. There were no outstanding balances due from clearing broker at December 31, 2002.

NOTE 3 - ORGANIZATION EXPENSES:

At December 31, 2002, organization expenses consisted of the following:

Organization expenses	$ 107,105
Less: accumulated amortization	19,635
	$ 87,470

NOTE 4 – RELATED PARTY TRANSACTIONS

Services Agreement

The Company entered into a services agreement with its parent company. The terms of the agreement grant the company a license to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by its parent company. In return, the Company pays an estimated servicing fee monthly.

The Company receives an expense allocation bill within 15 days at the end of each month with any differences applied to the following month's installment payment. At the end of the agreement, the Company will pay the actual expenses incurred.

The Company has received advances from its parent company, which are interest bearing and due on demand. At December 31, 2002, there were no outstanding balances due. The Company has received finance information systems, human resource, legal and compliance, and general and administrative services from its parent for which they paid $3,767,628 in 2002, of which $2,047,902 was incurred during the year ended December 31, 2002. At December 31, 2002, there were no outstanding balances due its parent.

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO Group, Inc.)
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital aggregate indebtedness changes from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of $78,865. The Company's net capital ratio was .081 to 1. The net capital rule may effectively restrict the payment of cash distributions.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Clearing Agreement – Bank of New York
The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

NOTE 7 - GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $362,269 through the year ended December 31, 2002. Its parent is currently funding the Company, but it is uncertain as to the extent that the parent will continue to underwrite operating expenses. The Company has reduced its volume of activity subsequent to the balance sheet date, as a result of a previous change in personnel. Those factors create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is developing a plan to reduce its liabilities through the sale of certain assets. The ability of the Company to continue as a going concern is dependent on the continued support by the parent company. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
5 DAKOTA DRIVE, SUITE 207
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To The Board of Directors
IPO.COM Securities, Inc.
(a wholly owned subsidiary of IPO Group, Inc.)

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplemental schedule of Net Capital Under Rule 15c3-1, information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supporting schedule of operating expenses is presented for purposes of additional analysis, and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and accordingly, we express no opinion on it.

Povol and Feldman, CPA, PC

Lake Success, New York
April 25, 2003

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO Group, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Computation of Net Capital

Total stockholders' equity	$ 166,335
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	166,335
Additions:	
Other allowable credits	-
Total capital and allowable subordinated liabilities	166,335
Deductions:	
Non-allowable assets:	
Organization expenses, net	87,470
Net capital	$ 78,865

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO Group, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 428
Minimum dollar net capital requirement	$ 50,000
Minimum net capital requirement	$ 50,000
Excess net capital	$ 28,865

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 6,427
Ratio: Aggregate indebtedness to net capital	.081

Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 70,957
Audit adjustments increasing income	38
Correction for an allowable asset – clearing deposits	7,870
	7,908
Net capital	$ 78,865

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO Group, Inc.)
EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3

DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under section (K)(2)(ii). The Company clears all customer transactions through another broker dealer on a fully disclosed basis, specifically through BNY Clearing Services LLC (Sec # 8-32874).

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO Group, Inc.)
SUPPORTING SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2002

Operating expenses:	
Clearing charges	$ 41,589
Bank and filing fees	15,997
Bandwidth and network communications	40,177
Professional fees	36,763
Travel and entertainment	23,954
Other	306,910
Bonuses	845,825
Salaries and wages	187,569
Commissions	1,303,531
Payroll taxes	64,222
Employee benefits	36,099
Rent and occupancy costs	24,296
Bandwidth and network communications	17,452
Travel and entertainment	485
Professional services	1,671
General and administrative	37,867
Executive management	32,344
Overhead allocated	6,948
Direct expenses	294
Service agreement fees	21,740
	$ 3,045,733

See auditor's report on supplemental information.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
5 DAKOTA DRIVE, SUITE 207
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

Board of Directors
IPO.Com Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements of IPO.Com Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lake Success, New York
April 25, 2003